# L'OREAL

RECEIVED
2007 OCT 18 P 2:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

L'OREAL
International Financial Information Department

07027380

11th October, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

**Re: L'Oréal S.A. -- File No. 82-735**

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

**New release of October 9th, 2007 on the *Launch of L'Oréal's corporation foundation.***

Very truly yours,

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

The International Financial
Information Director

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00
Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 125 725 382 Euros 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'OREAL



# L'OREAL ANNOUNCES THE LAUNCH OF ITS CORPORATE FOUNDATION

## Through this Foundation, L'Oréal intends to foster education, promote scientific research and help the most vulnerable.

Press Release

Clichy, October 9th 2007. Sir Lindsay Owen-Jones, Chairman of L'Oréal, announced this morning the creation of the L'Oréal Corporate Foundation.

"Ten years after we first launched some of our most important philanthropy programmes, the creation of the L'Oréal Corporate Foundation marks a new milestone in the history of our Group. It is an additional step in our determination to look beyond our economic success towards a broader notion of social responsibility", said Sir Lindsay Owen-Jones, Chairman of the Foundation.

The L'Oréal Corporate Foundation intends to focus on three key lines of action: **encouraging education**, **promoting scientific research, and helping vulnerable** people. "The mission of the L'Oréal Foundation is to consider realistic ways of best serving the general public. Today, economic success must be achieved in tandem with social responsibility. Our commitment to education, science and solidarity is one of L'Oreal's most important goals", added Beatrice Dautresme, Chief Executive Officer of the Foundation.

Encouraging education, for example, means developing scientific learning programmes, committing to prevention programmes, promoting greater diversity and richer cultural exchange, and raising awareness about the environment. In 2005, L'Oréal partnered with UNESCO to create a global training operation in AIDS prevention by leveraging its network of 2.5 million hairdressers. The Foundation will further extend this educational initiative to combat the spread of the disease.

Promoting scientific research is primarily about supporting excellence and fostering new talent. The L'Oréal Foundation's flagship effort will be to expand the "For Women in Science" programme created 10 years ago in partnership with UNESCO to promote women in scientific research. The L'Oréal Foundation also intends to support projects for developing and sharing research and knowledge about beauty.

Helping the vulnerable involves giving everyone access to cosmetics to help them regain confidence and self-esteem. The L'Oréal Foundation is partnering the "Look Good...Feel Better" programme that helps women cancer sufferers cope with the effects of their illness. It is also committed alongside the Samusocial to the Maison des Femmes shelters where social outcasts can rebuild their lives.

"Through this Foundation, the Group's 60,000 employees will be mobilized to support solidarity initiatives. With a budget of €40 million over 5 years, the L'Oréal Corporate Foundation stands at the forefront of French foundations", emphasizes Jean-Paul Agon, Chief Executive Officer of L'Oréal.

The L'Oréal Foundation's Board of Directors will comprise nine members, a third of them outstanding personalities from outside L'Oréal, such as Claudie Haigneré, the astronaut and former French Research Minister, Professor Christian de Duve, Nobel Prize for Medicine, and Marc Ladreit de Lacharrière, Founder and CEO of Fimalac and creator of the Fondation Culture et Diversité.

Through this external governance, the Foundation will continue to support L'Oréal's ongoing actions and launch new initiatives.

**The L'Oréal Corporate Foundation**
**Actions and programmes receiving support**

**EDUCATION**

**Hairdressers against AIDS**
Teaching AIDS prevention via a network of 2.5 million hairdresser partners of L'Oréal who raise awareness among their customers.

**Educational support at the Cité des sciences et de l'industrie**
Helping young people from deprived areas to do better in science subjects through a mentorship programme led by students from top engineering schools.

**"Diversity" grants**
Promoting socioeconomic and cultural diversity by giving grants to foreign students wishing to study in France and to students from modest backgrounds (association du Pont-Neuf, ESSEC, Sciences Po., INSEAD, etc.).

**Partnership with the Nicolas Hulot Foundation for Nature and Mankind.**
Raising public awareness about preserving the planet and fostering changes in behaviour.

**SCIENCE**

**"For Women in Science"**
Supporting excellence through the L'Oréal-UNESCO Awards *"For Women in Science"* presented each year since 1998.
Encouraging talent through:
- UNESCO-L'Oréal International Fellowships "For Women in Science" awarded annually to 15 young women researchers.
- L'Oréal National Fellowships, with the support of UNESCO National Commissions, awarded to young scientists in 50 countries to support local scientific education.

**The "Meaning of Beauty" programme**
Building up our knowledge in the social sciences about beauty.

**SOLIDARITY**

**Look Good...Feel Better / La Vie, de plus belle...**
Helping women with cancer to rebuild their lives by regaining control of their image.

**Samusocial**
Helping women who have become social outcasts by funding medical consultations and supporting the creation of the "Maison des Femmes" shelter.

**Restaurants du Cœur**
Providing 70,000 toiletry and beauty product kits each year.

**Integration in Clichy**
Helping job-seekers in Clichy with workplace reintegration.

**The Foundation actively supports and promotes the cultural diversity of women and their contribution to the community.**

**Women's Forum for the Economy and Society:**
Promoting the role of women in society through global partnerships.

**Titouan Lamazou's "Women of the World" photographs**
Enhancing the image of women's diversity by sponsoring an exhibition.

**Press contact:** Guerric de Beauregard Tel: + 33 1 47 56 83 06
Email: gdebeauregard@dgc.loreal.com

L'OREAL

RECEIVED
2007 OCT 18 P 2:23

L'OREAL
International Financial Information Department

11th October, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

**Re: L'Oréal S.A. -- File No. 82-735**

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

**Disclosures of trading in the Company's own shares from September 3rd, 2007 to September 28th, 2007 as filed with the French *Autorité des Marchés Financiers.***

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

L'ORÉAL

# Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 03/09/2007 to 07/09/2007 period:

| Session of | Number of shares | Weighted average price in € | Amount in € |
|---|---|---|---|
| 03/09/2007 | 82 000 | 85,72 | 7 028 712,00 |
| 04/09/2007 | 55 000 | 85,43 | 4 698 672,00 |
| 05/09/2007 | 150 000 | 85,50 | 12 825 600,00 |
| 06/09/2007 | 120 000 | 84,33 | 10 119 912,00 |
| 07/09/2007 | 100 000 | 84,14 | 8 414 000,00 |
| **Total** | **507 000** | | **43 086 896,00** |

These transactions have been made without use of derivative instruments.

*Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.*

## CONTACTS AT L'ORÉAL


Individual shareholders and market authorities
**M. Jean-Régis CAROF**
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
**Mme Caroline MILLOT**
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02


For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

*"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers (which are also available in English on our Internet site: www.loreal-finance.com).*
*This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."*



# L'ORÉAL

# Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 10/09/2007 to 14/09/2007 period:

| Session of | Number of shares purchased | Weighted average price in € | Amount in € |
|---|---|---|---|
| 10/09/2007 | 50 000 | 83,73 | 4 186 400,00 |
| 11/09/2007 | 60 000 | 84,68 | 5 081 040,00 |
| 12/09/2007 | 57 000 | 86,44 | 4 927 194,00 |
| 13/09/2007 | 88 000 | 86,90 | 7 647 420,00 |
| 14/09/2007 | 88 000 | 87,46 | 7 696 656,00 |
| **Total** | **343 000** | | **29 538 710,00** |

These transactions have been made without use of derivative instruments.

*Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.*

**CONTACTS AT L'ORÉAL**

Individual shareholders and market authorities

**M. Jean-Régis CAROF**

☎ : 01.47.56.83.02

http://www.loreal-finance.com

Financial analysts and institutional investors

**Mme Caroline MILLOT**

☎ : +33.(0)1.47.56.86.82

Fax : +33.(0)1.47.56.80.02

**For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.**

*"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers (which are also available in English on our Internet site: www.loreal-finance.com). This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."*



# L'ORÉAL

# Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 17/09/2007 to 21/09/2007 period:

| Session of | Number of shares purchased | Weighted average price in € | Amount in € |
|---|---|---|---|
| 17/09/2007 | 70 000 | 87,88 | 6 151 866,00 |
| 18/09/2007 | 30 000 | 88,96 | 2 668 863,00 |
| 19/09/2007 | 30 000 | 91,84 | 2 755 290,00 |
| 20/09/2007 | 85 000 | 92,43 | 7 856 465,00 |
| 21/09/2007 | 70 000 | 92,42 | 6 469 610,00 |
| **Total** | **285 000** | | **25 902 094,00** |

These transactions have been made without use of derivative instruments.

*Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.*

**CONTACTS AT L'ORÉAL**

Individual shareholders and market authorities
**M. Jean-Régis CAROF**
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
**Mme Caroline MILLOT**
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

*"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers (which are also available in English on our Internet site: www.loreal-finance.com). This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."*



# L'ORÉAL

## Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 24/09/2007 to 28/09/2007 period:

| Session of | Number of shares purchased | Weighted average price in € | Amount in € |
|---|---|---|---|
| 24/09/2007 | 150 000 | 92,34 | 13 850 700,00 |
| 25/09/2007 | 108 000 | 91,99 | 9 935 244,00 |
| 26/09/2007 | 50 000 | 91,95 | 4 597 350,00 |
| 27/09/2007 | 140 000 | 92,54 | 12 955 960,00 |
| 28/09/2007 | 102 000 | 92,08 | 9 392 160,00 |
| **Total** | **550 000** | | **50 731 414,00** |

These transactions have been made without use of derivative instruments.

*Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.*

### CONTACTS AT L'ORÉAL


Individual shareholders and market authorities
**M. Jean-Régis CAROF**
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
**Mme Caroline MILLOT**
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02


For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

*"This document does not constitute an offer to, sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].*
*This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."*

L'ORÉAL PROFESSIONNEL PARIS
KÉRASTASE PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY
THE BODY SHOP



L'OREAL

RECEIVED
OCT 18 P 2:13
CORPORATE FINANCE

L'OREAL
International Financial Information Department

11th October, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

**Re: L'Oréal S.A. -- File No. 82-735**

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

**Disclosure of total number of voting rights and number of shares in the capital at September 30th, 2007 as filed with the French *Autorité des Marchés Financiers.***

Very truly yours,

The International Financial Information Director

Jean-Régis CAROF

L'ORÉAL



# Disclosure of total number of voting rights and number of shares in the capital at September 30, 2007

Article L 233-8 of the French "Code de Commerce" and Article 223-16 of the General Regulations of French "Autorité des Marchés Financiers" (AMF).

| | |
|---|---|
| Total number of shares | 617,967,110 |
| Actual number of voting rights (excluding treasury stock) | 597,976,710 |
| Theoretical number of voting rights (including treasury stock) | 617,967,110 |

*Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline New York, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.*

**CONTACTS AT L'ORÉAL**

Individual shareholders and market authorities
**M. Jean-Régis CAROF**
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
**Mme Caroline MILLOT**
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or call +33.1.58.13.51.36.

*"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers (which are also available in English on our Internet site: www.loreal-finance.com).*
*This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."*

L'ORÉAL PROFESSIONNEL PARIS
KÉRASTASE PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN-CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY
THE BODY SHOP



END